Exhibit 4.6

AMENDMENT TO LOAN AGREEMENT AND CHARGE AGREEMENTS

        This Amendment (the “Agreement”) to the Loan Agreement and Plenus Charge Agreements (as defined below) is entered into as of March 30, 2009, by and among (i) Attunity Ltd., a private company organized under the laws of the State of Israel and registered under No. 52-004306-8 (the “Company”), and (ii) Plenus Technologies Ltd., an Israeli company, Plenus II, L.P., a limited partnership organized under the laws of Israel, and Plenus II (DCM), L.P., a limited partnership organized under the laws of Israel (collectively, “Plenus” or the “Lender”).

WITNESSETH

        WHEREAS, on January 31, 2007, the Company and Plenus entered into that certain Loan Agreement (the “Loan Agreement”), in connection with a loan provided by Plenus to the Company (the “Loan”; all capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Loan Agreement). In connection with the provision of such Loan, the Company entered into a floating charge agreement (the “Plenus Floating Charge Agreement”) and a fixed charge agreement (the “Plenus Fixed Charge Agreement” and together with the Plenus Floating Charge Agreement, the “Plenus Charge Agreements”), granting in favor of Plenus a first ranking floating charge on all of the assets of the Company and certain rights in connection therewith, as more fully described in the Floating Charge Agreement and a first ranking fixed charge on the intellectual property of the Company and certain rights in connection therewith, as more fully described in the Fixed Charge Agreement; and

        WHEREAS, in the framework of the Loan Agreement the Company granted Plenus and its co-lenders certain warrants to purchase Ordinary Shares of the Company, par value NIS 0.01 of the Company (the “Ordinary Shares”) and extended the terms of certain other warrants to purchase Ordinary Shares which were previously issued to Plenus and its co-lenders;

        WHEREAS, the Loan is currently scheduled to be repaid by the Company by way of equal monthly installments the first of which is due in March 2009;

        WHEREAS, certain of the Company’s shareholders (the “Second Priority Lenders”) have lent the Company an aggregate amount of US$ 393,168 (as may be increased by up to an aggregate additional amount of $500,000 in accordance with the terms thereof, the “New Loan”) subject to the terms and conditions set forth in the Convertible Loan Agreement by and among the Company and the Second Priority Lenders dated November 25, 2008 (the “Second Priority Loan Agreement”), to be secured by certain second priority charges (the “Second Priority Charges”) pursuant to a fixed charge agreement and a floating charge agreement entered into on the date of the Second Priority Loan Agreement by the Company and the Second Priority Lenders (the “Second Priority Charge Agreements”) and in connection with the provision of such New Loan, the Company, the Second Priority Lenders and the Lender have entered into an Inter-Creditor Agreement (the “Inter-Creditor Agreement”); and

        WHEREAS, subject to the terms and conditions set forth herein, Plenus wishes to amend the terms of the Loan Agreement as further set forth herein.

        NOW THEREFORE, the parties hereto hereby agree as follows:

1.     The preamble to this Agreement constitutes an integral part hereof.

2.     Conditions Precedent. This Agreement shall come into effect upon the occurrence of the following:

(i) the receipt of an irrevocable undertaking by the Company (the “Company Undertaking”) to consummate a round of equity and/or debt financing in which the Company shall raise at least US$ 750,000 (including the New Loan) by July 1, 2009 (the “Next Round”); and

(ii) the receipt by the Lender of the documents listed in Section 4 below.

(the date on which the following terms are met shall be referred to herein as the “Amendment Effective Date”).

As of the Amendment Effective Date, the following sections 2.1-2.7 shall immediately and automatically come into effect:

2.1. Payments. Any and all payments to be made by the Company with regard to the Loan shall be made in accordance with the following terms:

2.1.1.	Section 1.6 of the Loan Agreement shall be removed and replaced in its entirety with the following:

“1.6 Term. The term of the Loan will commence on the Closing Date and terminate on the fifth anniversary as of the Closing Date (the “Term”), unless this Agreement is earlier terminated or repayment is accelerated in accordance with this Agreement”.

2.1.2.	Section 2.2 of the Loan Agreement shall be removed and replaced in its entirety with the following:

“2.2. Payment of Loan Amount. The Company shall repay the Loan Amount to the Lender in twenty four (24) equal monthly payments of $83,333.3 each the first of which shall be due on the first business day of the 37th month following the Closing Date.

2.1.3.	Section 2.3(a) of the Loan Agreement shall be amended so that notwithstanding the provisions of said Section 2.3(a), commencing as of the Amendment Effective Date, the Interest applicable to the Loan shall be set at nine percent (9%). For the avoidance of doubt, payment of Interest shall continue unaffected under the Loan Agreement.

2.1.4.	The following sub-section shall be added as a new Section 3(viii):

“The Company does not consummate a round of equity investment and/or debt financing following [insert the Amendment Effective Date] in which the Company raises at least $750,000 (including the amount of $393,168 transferred to the Company on November 25, 2008) by July 1, 2009".

2.2. Subsidiary Security Agreement and Guarantee. By no later than the Amendment Effective Date, the Company shall cause each Subsidiary (as defined below), as guarantor of the Company, to execute and deliver to Plenus on the Amendment Effective Date the executed Subsidiary Guarantee substantially in the form attached hereto as Annex 3(a) (the “Subsidiary Guarantee”). In addition, by no later than the Amendment Effective Date, the Company shall cause its Designated Subsidiaries (as defined below), as guarantor of the Company, to execute and deliver to Plenus on the Amendment Effective Date the executed Security Interest Agreement substantially in the form attached hereto as Annex 3(b) the (“Subsidiary Security Agreement”). To the extent applicable, evidence that all Security Interest pursuant to the Subsidiary Security Agreement have been properly registered with the applicable governmental authorities must be delivered to Plenus within 45 days of the Amendment Effective Date.

Each Subsidiary shall guarantee the repayment of all amounts due or which may become due to the Lender in accordance with the provisions of Loan Agreement as amended and the Plenus Charge Agreements by executing the Subsidiary Guarantee. In addition, the Designated Subsidiaries shall further guarantee the repayment of all amounts due or which may become due to the Lender in accordance with the provisions of Loan Agreement as amended and the Plenus Charge Agreements by executing the Subsidiary Security Agreement and by creating a security interest (the equivalent of a floating charge under Israeli law) on its assets, as required under the Subsidiary Security Agreement and, to the extent applicable, an intellectual property security interest (the equivalent of a fixed charge under Israeli law) over its intellectual property.

In the event that during the term of the Loan Agreement, any of Attunity HK Limited or Attunity (UK) Limited (a) enters into any material commercial agreement with a customer or a distributor or which is otherwise material to the business of the Company, or (b) creates, purchases or otherwise receives any intellectual property other than the non-exclusive license of intellectual property from third parties, then prior to the occurrence of such event, (i) the Company shall promptly inform Plenus in writing of such occurrence, and (ii) if so requested by Plenus in a written notice to the Company, such Subsidiary shall enter into a Subsidiary Security Agreement and, within 30 days of its receipt of Plenus’ notice of its election that such Subsidiary enters into a Subsidiary Security Agreement, make the required filings in order to perfect such Security Interest with the applicable agencies. The expenses incurred in connection with the filing and maintenance of such Security Interest shall be borne by such Subsidiary or Company.

Without derogating from any other provision contained herein, the Company acknowledges that these undertakings are deemed material provisions of this Agreement.

The term “Subsidiary” shall mean each of Attunity Software Services (1991) Ltd., Attunity Israel (1992) Ltd., Attunity Inc., Attunity HK Limited and Attunity (UK) Limited.

The term "Designated Subsidiaries" shall mean each of Attunity Software Services (1991) Ltd., Attunity Israel (1992) Ltd. and Attunity Inc.

2.3. Additional amendments to Loan Agreement.

2.3.1.	The following sub-sections shall be added at the end of Section 1.4 of the Loan Agreement:

“(d) In the event that the Company forms any subsidiaries, then promptly following the formation of such subsidiary, the Company shall notify the Lender and shall cause such subsidiary to execute and deliver to the Lender an undertaking and guarantee substantiallyin the form attached hereto as Exhibit 1.4(d). In the event that the Company forms any subsidiary in the United States, then promptly following the formation of such subsidiary, the Company shall cause such subsidiary to secure the repayment of all amounts due or which may become due to the Lender from the Company in accordance with the provisions of the Transaction Agreements by the creation of a Security Interest on its present and future tangible and intangible assets and rights of any kind, whether contingent or absolute, including, but not limited to, technology and other intellectual property rights as more fully set forth in the applicable security agreement to be executed by such entity.

(e) Without derogating from the provisions of Section 2.7 hereof, the Company shall not be entitled, and hereby waives, any right pursuant to Section 13(b) of the Israeli Pledge Law to redeem any pledge created or which may be created herein and/or in the Charge Agreements. The Company shall not (and shall ensure that no person having a right which may be affected by the pledges and charges created or to be created hereunder and/or under the Fixed Charge Agreement and Floating Charge Agreement or the realization thereof shall not), have any rights under Section 13(b) of the Israeli Pledge Law.”

2.3.2.	Section 2.4 of the Loan Agreement shall be removed and replaced in its entirety with the following:

“2.4 Interest on Late Payment and other Liquidated Damages. Any amount owing by the Company to the Lender hereunder which is not paid by the Company on its due date shall bear an additional five percent 5% interest per annum, plus VAT if applicable; which additional interest shall be compounded daily. In addition, (i) without derogating from any other right or remedy which the Lender may have under applicable law or this Agreement, upon the Company’s failure to timely comply with any of its material obligations under the Transaction Agreements (including the failure to pay to the Lender any amount due under this Agreement) for a period of more than thirty (30) days from the date such obligation becomes due, or (ii) if, at the request of the Company, any payment to Plenus is postponed to such time as mutually agreed by the parties, the 15% amounts set forth in Sections 3(a) and 3(b) of the Amendment to Loan Agreement and Charge Agreements dated March 30, 2009, entered into by and between the Parties shall be increased with immediate effect to 17%.”

2.4. Plenus Fixed Charge Agreement.

2.4.1.	Section 2 of the Plenus Fixed Charge Agreement shall be removed and replaced in its entirety with the following:

“2. To secure the timely payment of all amounts due or which may become due to Plenus from the Pledgor pursuant to the Transaction Documents (collectively, the “Secured Obligations”), the Pledgor hereby unconditionally pledges and grants Plenus a first priority fixed charge (the “Fixed Charge”) on all the IP (as defined below) currently owned by the Pledgor or which shall be owned in the future by the Pledgor until payment in full of the Secured Obligations, including but not limited to any registered IP and applications for the registration of IP, worldwide (collectively, the “Collateral”). The Collateral shall include, but shall not be limited to, the IP and other assets described in Exhibit A. The registered IP currently owned by the Pledgor and the applications for the registration of intellectual property filed by the Pledgor or any of its subsidiaries, are described in Exhibit A attached hereto.

The Pledgor undertakes throughout the term of the Loan Agreement:

2.1 To inform Plenus in writing of any application by the Pledgor or any of its subsidiaries for the registration, or additional registration, of IP and will promptly take all such steps as shall be reasonably required of Pledgor in order to amend Exhibit A to reflect such new applications/registrations and, to the extent applicable, in order to cause such subsidiaries to make the applicable filings and, to the extent necessary, execute an agreement substantially similar to this Agreement; and

2.2 Without derogating from the foregoing, the Pledgor shall promptly prepare and file the applicable documents with the applicable agencies within, and to the extent applicable outside of Israel required in order to perfect a security interest (the “Lien”) over the Collateral in order to protect Plenus’s rights pursuant to this Agreement and will cause the Fixed Charge created pursuant to this Agreement or the equivalent thereof to be registered in each and every country in which IP of the Pledgor or any of its applicable subsidiaries is or will be registered. All costs relating to the registration and perfection of the Fixed Charge and the removal of such charge pursuant to the provisions of this Agreement shall be borne by the Pledgor. Without derogating from the foregoing, the Pledgor will update Plenus on such filings within seven (7) business days following the completion of registration of such IP (i.e. following the approval of the application for the registration of such IP). The Company acknowledges that this undertaking is a material provision of this Agreement.

“IP”shall be deemed to refer to (i) copyright; (ii) patents and any rights thereunder and all registrations, and renewals in connection therewith; and (iii) trademarks, service marks, together with all translations, adaptations, derivations, and combinations thereof, and all registrations, and renewals in connection therewith; (iv) all in original topographies and all registrations, and renewals in connection therewith; and (v) all copyrighted computer software, in each case on a worldwide basis, and all copies and tangible embodiments thereof, or any part thereof, in whatever form or medium.”

2.4.2.	Section 3 of the Plenus Fixed Charge Agreement shall be amended as follows:

2.4.2.1.	Sub-Section (i) shall be removed and replaced in its entirety with the following:

“(i) declare or pay dividend, either in cash or in property, on any of the Company’s shares or otherwise redeem or repurchase any of its shares.”

2.4.2.2.	The following sub-section (j) shall be added:

“(j) enter into, or be a party to, any transaction, arrangement or agreement with any Affiliate (as defined below) other than (i) equity investments in the Company, (ii) transactions in insignificant amounts (both on a stand-alone and aggregate basis), (iii) transaction in the ordinary course of business on arms’ length terms, (iv) payment of directors fees and salaries, or (iv) inter-company loans among the Company and its subsidiaries. For purposes of this Agreement, the term “Affiliate” shall mean, any individual or any type of entity whether incorporated or not which, directly or indirectly through one or more intermediaries, controls or is under common control with the Company.”

2.4.3.	The following language shall be added at the end of Section 7 of the Plenus Fixed Charge Agreement:

“The Fixed Charge created for the benefit of Plenus shall be independent of any and all other charges created for the benefit of Plenus by the Pledgor or by the Pledgor’s subsidiaries, shall not affect or be affected by such other charges and shall serve as a continuing security which shall remain in full force until removed in accordance with the provisions contained herein and/or in the Loan Agreement.”

2.4.4.	Section 9 of the Plenus Fixed Charge Agreement shall be removed and replaced in its entirety with the following:

“The amount being secured under the Fixed Charge created by this Fixed Charge Agreement is limited to all amounts due or which may become due to the Lender under the Transaction Documents. Upon the realization of the Fixed Charge, payment to the Lender shall be made in the following order: (i) costs, expenses and taxes, (ii) interest, (iii) any other payments due pursuant to the provisions of the Transaction Documents (other than payment of the principal of the Loan Amount), and then (iv) payment of principal of the Loan Amount. The Fixed Charge shall be cancelled, and the Lender shall promptly execute and provide the Pledgor with all documents necessary to release the Fixed Charge, upon repayment of all amounts owed to the Lender Transaction Documents and the termination of the Loan Agreement pursuant to its terms.”

2.4.5.	The following language shall be added to Appendix A to the Plenus Fixed Charge Agreement:

“Any and all IP registered following the Effective Date and prior to the termination of the Loan Agreement and owned by the Pledgor.”

2.5.	Plenus Floating Charge Agreement.

2.5.1.	Section 3 of the Plenus Floating Charge Agreement shall be amended as follows:

2.5.1.1.	Sub-Section (i) shall be removed and replaced in its entirety with the following:

“(i) declare or pay dividend, either in cash or in property, on any of the Company’s shares or otherwise redeem or repurchase any of its shares.”

2.5.1.2.	The following sub-section (j) shall be added:

“(j) enter into, or be a party to, any transaction, arrangement or agreement with any Affiliate (as defined below) other than (i) investments equity in the Company, (ii) transactions in insignificant amounts (both on a stand-alone and aggregate basis), (iii) transaction in the ordinary course of business on arms’ length terms, (iv) payment of directors fees and salaries, or (v) inter-company loans among the Company and its subsidiaries. For purposes of this Agreement, the term “Affiliate” shall mean, any individual or any type of entity whether incorporated or not which, directly or indirectly through one or more intermediaries, controls or is under common control with the Company.”

2.5.2.	The following language shall be added at the end of Section 7 of the Plenus Floating Charge Agreement:

“The Floating Charge created for the benefit of Plenus herein shall be independent of any and all other charges created or which may be created in the future for the benefit of Plenus by the Pledgor or by the Pledgor’s subsidiaries, shall not affect or be affected by, such other charges and shall serve as a continuing security which shall remain in full force until removed in accordance with the provisions contained herein and in the Credit Agreement.”

2.5.3.	Section 9 of the Plenus Floating Charge Agreement shall be removed and replaced in its entirety with the following:

“The amount being secured under the Floating Charge created by this Floating Charge Agreement is limited to all amounts due or which may become due to the Lender under the Transaction Documents. Upon the realization of the Floating Charge, payment to the Lender shall be made in the following order: (i) costs, expenses and taxes, (ii) interest, (iii) any other payments due pursuant to the provisions of the Transaction Documents (other than payment of the principal of the Loan Amount), and then (iv) payment of principal of the Loan Amount. The Floating Charge shall be cancelled, and the Lender shall promptly execute and provide the Pledgor with all documents necessary to release the Floating Charge, upon repayment of all amounts owed to the Lender under the Transaction Documents and the termination of the Loan Agreement pursuant to its terms.”

2.5.4.	Section 13.2 of the Plenus Floating Charge Agreement shall be amended as to reflect that the Surviving Entity (as such term is defined therein) shall assume all of the covenants and obligations of the Pledgor set forth in the Loan Agreement, the Inter-Creditor Agreement and the Plenus Charge Agreements.

3.	Fundamental Transaction.

(a)	If, during the period between March 19, 2009 and March 18, 2014, the Company enters into a transaction or series of related transactions (or commences negotiations relating to such transaction(s) which subsequently results in the consummation of such transaction(s) by September 19, 2014) (a “Fundamental Transaction”) which entails (i) the acquisition of the Company by means of merger or other form of corporate reorganization in which 50% or more of the outstanding shares of the Company prior to such transaction is exchanged for securities or other consideration issued or paid, or caused to be issued or paid, by the acquiring entity or its subsidiary, (ii) the sale of all or substantially all of the assets of the Company or any other transaction resulting in all or substantially all of the Company’s assets being exchanged for assets or securities of any other entity, or (iii) a transaction or a series of transactions in which a person or entity acquires more than 50% of the outstanding and issued shares of the Company; then without derogating from the Company’s obligation to repay any and all amounts due to the Lenders pursuant to the provisions of the Loan Agreement simultaneously with the closing of the Fundamental Transaction (to the extent not repaid prior to such date), an additional amount shall be paid to the Lender (the “Additional Payment”) (1) in the cases of clauses (i) or (iii), an amount equal to the higher of (A) 15% of the outstanding Loan Amount, and (B) 15% of the aggregate proceeds payable in connection with such Fundamental Transaction to the shareholders including any “carve out” or similar payments due to any third parties (including the Lenders and the Company shareholders) in connection with such Fundamental Transaction, which payment shall be made simultaneously with the closing of the Fundamental Transaction (or promptly following the closing of the Fundamental Transaction and subject thereto but in any event prior to or simultaneously with the payment to Company shareholders, if any); and (2) in the case of clause (ii), an amount equal to the higher of (A) 15% of the outstanding Loan Amount, and (B) 15% of the aggregate proceeds payable to the Company in connection with such Fundamental Transaction; provided that the foregoing amount will be paid within no more than 30 days following the closing of such Fundamental Transaction but in any event prior to or simultaneously with payments to Company shareholders, if any. Without derogating from the foregoing, the “aggregate proceeds” payable in connection with the Fundamental Transaction shall be calculated while (A) subtracting any amount of debts, liabilities and obligations which have accrued prior to the closing of such Fundamental Transaction, have not been assumed by the purchaser in such Fundamental Transaction and remain outstanding and payable following such closing, and (B) adding the excess of the amount of the shareholders’ loans outstanding prior to the closing of the Fundamental Transaction over $2,393,168 plus the amount of the additional loan that has been extended to the Company pursuant to Section 2(i) prior to such date.

In addition and without derogating from the foregoing, upon each payment to the Company shareholders of any future or contingent payments payable in connection with such Fundamental Transaction, the Lenders shall be paid an amount equal to 15% of the aggregate proceeds then payable in connection with such Fundamental Transaction.

(b)	Notwithstanding the foregoing provisions of Section 3(a), for a period of fourteen (14) days commencing on the date on which the Company provides the Lenders with a copy of the Company’s audited financial statements for the year ended December 31, 2012, and provided that the consolidated revenues for the calendar year 2012, as reflected in such financial statements are equal to, or exceed, $18 million, the Lender will be entitled, at its sole discretion and in lieu of the Additional Payment due pursuant to the provisions of Section 3(a) above, to receive an amount equal to the higher of (i) 15% of such revenues, and (ii) $1.5 million, by way of issuing a written notice to the Company within such 7-day period. In the event the Lender receives payment in full under this Section 3(b), the provisions relating to the Additional Payment set forth in Section 3(a) above shall immediately and automatically expire and shall become null and void.

(c)	For the avoidance of doubt, the provisions of this Section 3 shall survive the termination or expiration of the Loan Agreement.

4.	Transactions at the Amendment Effective Date.

At the Amendment Effective Date, the Company shall deliver to Plenus the following documents and certificates:

(a) resolutions of the Company’s Board of Directors and, to the extent applicable, the Company’s shareholders, (i) approving, as applicable, this Agreement and the transactions contemplated herein and in the ancillary agreements and documents attached hereto; (ii) causing each Subsidiary, as guarantor of the Company, to execute and deliver to Plenus the Subsidiary Guarantee and, to the extent applicable hereunder, the Security Interest Agreement;

(b) copies of the waivers, notifications, consents and approvals required to be obtained by the Company with respect to this Agreement and the transactions therein, all of which are listed in Annex 4(b);

(c) resolutions of the board of directors of each applicable Subsidiary in the form attached hereto as Annex 4(c) approving the execution of the Subsidiary Interest Security Agreement and Subsidiary Guarantee by each such Subsidiary;

(d) the receipt of an executed copy of the Company Undertaking.

5.     Representations and Warranties. All representations and warranties made by the Company in connection with the Next Round shall be deemed incorporated herein and into the Loan Agreement by reference and shall form an integral part of this Agreement and the Loan Agreement. The Company acknowledges that the Lender is entering into this Agreement in reliance on such representations. If any of such representation is, or proves to have been, incorrect or misleading in any material respect, an Event of Acceleration shall have deemed to have occurred.

6.     Further Undertakings.

(a) The Company undertakes to provide evidence that the amendment of the charges in favor of Plenus as required pursuant to Section 2.4.4 and 2.5.3 above have been filed with the Israeli Registrar of Companies within 3 Business Days from the Amendment Effective Date and that they have been duly registered within 21 days from the Amendment Effective Date. If this undertaking is not fulfilled within the requisite time by the Company, this will be deemed a material breach under the Loan Agreement; and

(b) The Company undertakes that by no later than seven (7) Business Days prior to the closing of the Next Round, it shall provide Plenus with final forms of the main transaction documents of the Next Round (which, for the avoidance of doubt, must include a capitalization table reflecting the Company’s issued and outstanding share capital, on a fully diluted basis, immediately following the Next Round closing).

7.     Fees and Taxes. At the Amended Effective Date, the Company shall share in and contribute a total amount of Fifteen thousand dollars (US$ 15,000) plus VAT, towards the legal fees and other expenses incurred by Plenus in connection with the negotiations and consummation of this Agreement, the Inter-Creditor Agreement and the other ancillary agreements and documents.

8.     Other than as specifically set forth herein, the Loan Agreement, the Plenus Fixed Charge Agreement and the Plenus Floating Charge Agreement shall remain in full force and effect with no changes.

[signature page to follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written:

Attunity Ltd.

By: ______________
Name; ___________
Title: ____________

Plenus Technologies Ltd.

By: _____________
Name: __________
Title: ___________

PLENUS II, LIMITED PARTNERSHIP By: PLENUS MANAGEMENT (2004) LTD. ——————————————————— Its. Management Company ——————————————————— By: ——————————————————— Its: ———————————————————

PLENUS II (D.C.M.), LIMITED PARTNERSHIP By: PLENUS MANAGEMENT (2004) LTD. ——————————————————— Its. Management Company ——————————————————— By: ——————————————————— Its: ———————————————————